UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc ('Pearson')
Update on Resolution 10 - 2020 Annual General Meeting vote

In accordance with the requirements of the UK Corporate Governance Code (2018), Pearson is providing this update following a significant vote (defined as above 20%) against a resolution at our Annual General Meeting ("AGM") held on 24 April 2020.

Immediately following the AGM we acknowledged the result of the vote on the re-election of Michael Lynton (Resolution 10), which saw 67.5% of votes validly cast by shareholders in favour of Mr Lynton's re-election.

Based on views expressed in the run-up to Pearson's 2020 AGM, we understand that a significant minority of our shareholders voted against Mr Lynton's re-election because they believe that he has too many non-Pearson commitments, including in other listed companies. The matter has since been discussed in some shareholder meetings following the AGM.

As noted in our 2019 Annual Report, Mr Lynton and the Chair, Sidney Taurel, agreed to review Mr Lynton's situation over the course of 2020 in relation to his other commitments. Mr Lynton agreed that he would not stand for re-election to the Pearson Board at the 2021 AGM should his circumstances remain unchanged. Mindful of Pearson's own internal guidance and shareholder sentiment in relation to the matter of directors' commitments, the situation remains under review and we will provide a further update in due course.

The Board is confident that Mr Lynton discharges effectively his role as a Director, notwithstanding his other board commitments. Mr Lynton has demonstrated a full attendance record at the Pearson Board, and at the Committees on which he serves, since his appointment in 2018.

The Board remains fully committed to shareholder engagement and we welcome ongoing dialogue with all of our investors on this, and indeed any other issue.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 23 October 2020
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary